Filed by Applera Corporation

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                     Subject Company: Axys Pharmaceuticals, Inc.
                                                   Commission File No. 000-22788

      Attached is the text of the transcription of the June 26, 2001 presentation by Peter Chambre, Chief Operating Officer of Celera Genomics, at the 21st Annual Growth Stock Conference hosted by William Blair & Company.

      The date of the transcription is June 26, 2001. The transcription was prepared by:

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      MALE SPEAKER: Okay, let's get started, I'm Winton Gibbons, the analyst at
William Blair [that] covers Celera. We continue to rate Celera - the stock, as a strong buy, as the most promising investment in genomics-enabled drug discovery. As a reminder, the presentation - after the presentation, we'll have a break-out session in the Delaware Room, which is downstairs around the corner. And today we're fortunate enough to have Peter Chambre, the Chief Operating Officer of Celera, Dennis Winger, the CFO of Applera, kind of the governing parent organization, and Robert Bennett, Director of Investor Relations at Celera. Thank you.

      CHAMBRE: Good morning everybody. Thank you very much. I'm delighted to be here. Celera is a very young company. We existed for less than three years, and therefore while I'm going to talk about is what we have accomplished to date.
I'm going to talk more about what our plans are for the future. So please read this fearsome looking statement on forward-looking events. Let me go on. As I said, Celera is a very young company, founded less than three years ago. When we founded the company, we set some extremely ambitious goals, and today's presentation needs to be viewed in the context of how well we've done against those goals. The first one we said we aim to transform genomics. And through the understanding of the genome, we can begin to transform the understanding of biology. And as I will point out in this presentation, our understanding of biology to date is really minimal. And if we can accomplish those first
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two things, then the opportunity exists to begin to transform medicine through improved diagnostics - undoubtedly, extremely ambitious goals. What I want to show you is that we have started down that track and started with some success.
I think it can be honestly said within its short life, Celera has revolutionized genomics. And we have assembled the human and mouse genomes, and we're collaborating with the NIH on assembling the rat genome. None of that would be possible without a world-class bioinformatics infrastructure and start something we're extremely proud of. And also in our very short existence, we've begun to build an on-line information business that takes the product of the transformation of genomics and delivers it to date to more than forty customers. We've also begun the next stage, which is to take the accomplishments, and the skill base, and the capabilities that Celera has, and start to build an industrial scale proteomics factory. What we've done in the last six to nine months is start step two and three of the process, transform the understanding of biology, and also to start the process of transforming Celera into a leading, next generation drug discovery and diagnostics company. And as part of that, on June the 12th we announced our proposed acquisition of Axys Pharmaceuticals, a critical step as I'll show you in creating the next phase of Celera. All of this is underpinned by something that Celera uniquely has, which is the ability to industrialize biology. What all of it does, we think, is demonstrate the power of that capability. I'm going to spend today's time with you talking about two businesses for Celera. I'm going to talk about how, to date, we have begun to build an on-line information business, and where that business goes from here. And first, I'm going to talk about how we take Celera from the platforms that we have today and the on-line information business we have today to build the next generation diagnostic and therapeutic discovery and development organization.
And that's where I'm going to start. As I said a moment ago, what Celera has done is demonstrate that it's possible to industrialize some of the experiments in biology, to industrialize the biological understanding process. In order to develop this next generation discovery and development organization, we aim to continue to do that. The first is by developing new platforms, new platforms principally, and that the major platform that we're going to be building internally is the proteomics platform, understanding of the next stage in the biology process from genes to gene expression I'll talk about, and then on to proteomics. The second route to developing this new organization is to say we don't believe that it's one single platform that is going to enable us to build this next company. It's going to be integration of multiple platforms in the biological processes. And in order to do that, we have to use the bioinformatics and computing infrastructure we have to integrate the data that comes out of all of these industrial processes. And the fourth we said was we're going to leverage the capabilities beyond the process of target discovery. And the proposed acquisition of Axys Pharmaceuticals is a demonstration of how far we aim to take the process of discovery of small molecule candidates and therapeutics. So that's what we're going to do. We're going to develop those four strands to build this next
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generation company. So Celera has an opportunity we think is essentially unique, which is we can start out on this process, not just looking at discovering therapeutics and therapeutic intervention points, but also using that same platform to make diagnostic discoveries. The industrialized base should allow us
- and the research plan should allow us to do both. Within Celera, we will look for validated targets, surrogate markers and ultimately, therapeutics. We recently announced a joint venture with our sister company, Applied Biosystems to form Celera Diagnostics, which will take the same biological processes and look for diagnostic intervention points. And they will be focused on analyte specific reagents and ultimately create FDA approved diagnostic kits. So with the same biological understanding, we have an opportunity to create two very large businesses. No presentation on Celera's accomplishments is complete without a brief overview of some of the scientific findings that the company has made to date. The most important has been the decoding of the human genome. Before Celera's work, there were estimates that there were some 60,000 to maybe 160,000 genes in the human genome. The work that we have done has indicated that simply is not right. What we discovered is 26,000 genes for which we have very strong evidence, the computational prediction from our algorithms, plus two other forms of supporting evidence. And there are twelve or so thousand genes for which there is some evidence, computation prediction plus one out of four of supporting evidence. So we believe that the number of genes that will ultimately be demonstrated to exist in the human genome is less than 40,000. Even though I don't want to spoil your breakfast or digestion, that compares to about 90,000 in the earthworm and 40,000 in the Drosophila, or fruit fly, which means that we're not quite as different as we thought we were. The good news is that there are reasons why we are sitting here and I'm not addressing a whole bunch of earthworms. Anyway - I'll come to that in a moment. The complexities that we clearly have come - that were not simply from the mantra that one gene creates one protein. But the complexity comes - or what happens after the genes have been coded in the genome in the protein space. And that's why we need to go on and look at the proteins and how that relates back to the genes in the genome. I said a while ago that we knew very little about biology, and that undoubtedly was the case. This beautiful chart which is undoubtedly perfectly readable from the back takes each of the 26,000 genes and categorizes those into the protein families which they encode to the best of our knowledge. And what that says is that for some 52% of the 26,000, we have some knowledge about the basic protein that those genes create. However, for 42%, we simply have no idea. And when you consider that all of the drugs currently marketed are targeted as intervening on some 500 proteins in druggable classes, and here there is a field of 26,000, and we know that the number is much larger. You can see that biology and medicine, our knowledge of those, really only just scratching the surface at the moment.
So when people talk about - when we talk about Celera transforming our understanding of biology and transforming medicine, it is because only 500 proteins are the basis of all drugs. And this opens up the opportunity of a
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fundamental reevaluation and understanding of what causes disease. There's another piece of the jigsaw as well, which is SNP's or single nucleotide polymorphisms. Our genomes, it's all about genomes, are 99.9% the same. It's that .1% that makes the difference between us and makes the difference between our predisposition to suffer from certain diseases. In sequencing, we employed the genomes of five different individuals with different ethnic backgrounds. Celera has the largest collection of these differences, these SNP's, and we use those SNP's as a basis for understanding the predisposition to disease. So it's a fundamental tool in biology and a fundamental tool in discovery, and Celera has the largest single collection. In addition, mouse is a model organism for drug discovery. And by sequencing and now assembling the genome of mouse using three different strains of mouse, we have an unparalleled collection of mouse SNP's, which will aid the pharmaceutical industry in drug discovery. I said the key issue was understanding biology, and so it is. Here is a very simple representation of the core biological process. It starts with the gene on the left, DNA, looks at transcription to RNA, and then the RNA codes to protein. Now what Celera has done to date is start the process of understanding the gene from the genome, the DNA level on the left. In order to meet the second and third goals that I set out when the company was founded, we need to start looking at proteins, not only the proteins that are created initially, but also the post transformational modifications that we believe account for an enormous amount of the sophistication of biology, and again, where we know very little today. I said the core platform that we're building for the next stage internally is proteomics, so let me talk a little bit about that. While proteomics is not a new science, the ability to industrialize it and to look at protein expression on a massive scale is. And that's something where we believe Celera has substantial competitive advantages. What we're looking at is which proteins are expressed where and at what relative level, and then what translational modifications take place not only in a normal state, but also after challenge.
So what we're going to do is compare tissue samples of people at various stages of disease progression, both healthy tissue samples and people with disease. And secondly, we'll be able to look at tissue samples before and after therapeutic treatment, and understand the proteins that are expressed, thereby identifying new drug targets. I said that we had some significant advantages, and so we do. The first is that we have new technology approaches in a couple of ways. First, just as the sequencing of the genome, we are going to take advantage of our relationship with our sister company, Applied Biosystems. They provide us with new sequencing technology, the 3700 Sequencer, and they are now supplying Celera with their new Mass Spectrometer, the MALDI TOF-TOF, which we believe will have an unparalleled through-put approaching expression analysis. The second is experiencing process automation. I said that at Celera we believe was unique in the ability to industrialize some biological processes. Again, let me use the example of genome sequencing as a demonstration of that. In 1995 when the first complete organism was sequenced and assembled, it was H. influenza, a small bacteria.
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It had a genome of 1.8 million base pairs and sequencing took five months. In
2000, when Celera assembled humans, it was 2.9 billion base pairs, so almost two million times the length, and the sequencing took nine months. That enormous improvement in automation and the computing power establishes what we will now bring to our proteomics base. We believe the information challenge in proteomics is even larger than the information challenge in assembling genetics. What
Celera has built is one of the world's largest super computing facilities. And what we need to do is take the information, and it will be peptide fragment information that comes out of the protein expression work that we do, and integrate that back with the genomic information so we understand the whole gene, and therefore the whole protein, that is expressible. In order to do that, we would use the bioinformatic infrastructure that we have, and the team of information scientists led by Dr. Gene Myers, who developed the algorithm for assembling the genome. In addition, we have Paracel, a company acquired last year, which gives us massively parallel processing power, which we can apply to our proteomics base. We believe, as I said, that Celera is uniquely able to manage this quantum information on the scale that we aim to process it. We talked for some while about Celera moving from the genomic space into therapeutic discovery and development. We believed that the proteomic platforms and the other platforms that we're building would give us an enormous through-put of target discovery, but we've talked for some while about the fact that we wanted to go beyond target discoveries and into therapeutic intervention. On June the 12th, we announced the proposed acquisition of Axys Pharmaceuticals. Axys is a small module chemistry company and we believe - with excellent expertise - and will allow us to move these therapeutic targets into small molecule development, small molecule discovery. What Axys brings us is three things: expertise in small molecules, actually finding chemical structures that intervene in the biological processes, identifying leads and then optimizing those leads. They have a number of proprietary oncology programs that we think are very interesting, and fit with our first therapeutic focus for Celera. And with the pipeline established collaboration, they have small molecule collaborations with Merck in osteoporosis, with Aventis in inflammation, and with Bayer in asthma. These are valuable, but the core to the rationale of our acquisition of Axys is the top two, which is the future potential that Axys brings when combined with Celera. Specifically, what Axys brings to us is lead optimization in the form of medicinal chemistry, computational chemistry, and x-ray crystallography--structure-based approaches to the lead id and lead optimization. They also have developed high through-put screening, which is the other route. Their library of some half a million compounds and some 17,000 medicinal compounds in the library, their pharmacology and toxicology, and they have capacity for expansion in their facility in South San Francisco. Now, we believe that this will be a crucial set of capabilities to add to Celera as we transform the company into a therapeutic discovery and ultimately a therapeutic development organization. In essence, what Celera is doing is taking the
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existing infrastructure that we built for sequencing and assembling the genome, and adding to it a number of new capabilities, capabilities initially in target discovery and target validation, such as population genetics where recently we announced a small stake in a Japanese population genetics company, HuBit Genomics. The proteomic platform that I've talked about was in building some more biology before the functional genomics to validate the targets that the proteomics platform would be generating. The lead id and optimization which comes Axys and our own internal biologics capability led by Dr. Steve Hoffman are looking at antibody approaches to validating those targets and potentially going on to [UNINTELLIGIBLE]. Lastly, as I said at the start, we believe that we are going to integrate a number of different technology platforms, some of which we need to own - proteomics and the platform that comes with Axys, but others where we'll be looking for collaborations with others who can provide the capabilities that we need to fill out our pipeline capabilities. A brief word on Celera Diagnostics. We believe that this will be a very important part of Celera's value creation in the future. Celera Diagnostics, as I said at the beginning, is a joint venture with Applied Biosystems which we introduced to investors in March 2001. With a key management team in place, Kathy Ordonez and a team of key scientists, Tom White and John Finsky - the three of them built Roche Molecular Systems which is the leading molecular diagnostics company in the market, and joined us - joined Applera on the 1st of December of last year. And they are the leadership team of Celera Diagnostics. And they are in the final stages of developing strategies for the business which will focus on the commercialization of diagnostic products, and will be built off the same research programs, research platforms, that we have within the Celera organization. As Celera makes the transformation from information business to a full discovery and ultimately development organization, what we're seeking to do is take part in the value chain throughout the product hierarchy. I'm going to talk in a moment about the development on-line information business, which is a stage one business. With the proteomics platform that we're building at the other internal biology platforms, we'll have the capacity and capability of very high through-put discovery in targeted markets, but with our biologics capability that we're building, and with the proposed acquisition of Axys, we start to move into pre-clinical discovery and start having clinic ready candidates. And ultimately we hope to take part in the value chain in some way through collaborations, all the way through to the marketing of these drugs. Let me now turn to the other major platform that we have which is the on-line information business. The on-line information business is the first business that Celera has built directly off the sequencing and assembling of genomes. It counted on four principles. The generation of new proprietary information, new proprietary data, the aggregation of that into real information that has value. Integration of that both with other public databases that are available, but especially with the information that customers are producing. And lastly, analysis, actually pre-analyzing the information to provide real utility to the customer. In terms of comprehensive information, we have
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provided accurate and assembled genomes of human and mouse streams and in the process of sequencing rat, and we have integrated an additional thirty-four databases. We have a team of some eighty computational biologists at Celera, which is cataloguing the known human genes and transcripts of protein, begin to provide the analysis that our customer needs, the mouse SNP index and the SNP based index I told you about earlier. Some of the thirty-four other databases that are integrated with the Celera Discovery System, CDS, are gene expression databases from Lynx and Genzyme Molecular Oncology, a SNP database, a human genome mutation database through the University of Wales in Cardiff, and genomic news with LION biosciences where we have a collaboration to make sure that our customers have the leading edge software and search capabilities. The gene expression collaborations with Lynx Therapeutics and structure analysis with those SpotFire, a collection of the very best databases and best tools available to our customers. But what is most important is that we provide all of this information in one place to the drug discovery researchers. If we are to enable people to transform biology and then transform their understanding of medicine, what we're providing people is this enormous amount of information, unparalleled information, on-line to the Internet in one place, and giving them an experimental platform to allow them to do all of their drug discovery research in this space. So here's a screen shot which shows where our third party data sits, data that we are integrating into the Celera Discovery System . The customers can produce their own annotations from their experimentation and place it into the Celera Discovery System, and also there is an experimental workspace. What we're doing is enabling discovery to take place at the desktop, pushing to ensure that we provide the most comprehensive information, the highest quality information, integrated from many sources, and integrated into one place, an interactive experimental platform, at the desktop, which we believe will become a key enabling tool for the drug discovery industry worldwide. In the short-term, what that provides us with is subscriptions for people signing up to the Celera information, and also the ability to generate collaborations and alliances where we are providing both information and also our biological capabilities to support our customers' discovery efforts. And so far, there has also been very successful. A year ago we had eight companies to the Celera database. At the end of the third quarter, we had forty, with commercial customers growing from five to twelve, and academic customers growing from zero to more than 22. Since the end of the third quarter, this has continued to grow with announcements recently for subscriptions from Jackson Laboratory and also from Johns Hopkins. And yesterday we announced a major five-year subscription from Yamanouchi Pharmaceuticals, another major commercial customer for us, which not surprisingly has led to an extremely good revenue growth. Every quarter this year, our revenue has more than doubled from the percent in the prior year, with revenues at $23.2 million in the third quarter. So in the short-term, what Celera is producing is on-line subscription revenue and collaborations that are allowing the revenue to grow very fast.
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In the medium term, what you could expect from us is the platforms that we're building in therapeutic and diagnostic discovery will lead us to build significant collaborations with the pharmaceutical industry. In the long-term, as I said, what you should expect of us is that we have a significant stake in therapeutic discovery as they go all the way through the value chain. And we also have the stake that Celera will have in the new Celera Diagnostic joint venture. We believe Celera is a very special organization with a number of competitive advantages, which goes all the way back to the three goals that I set up in the beginning. We have established leadership in genomics and sequencing, an unparalleled by bioinformatics platform, and a major and growing on-line information business to build revenues. We have emerging platforms that will propel our business from where we are today to this next stage, next generation, high through-put discovery organization, and some we're building internally proteomics and immunotherapeutics, and some we will seek to acquire, Axys, and the lead optimization capabilities that Axys, as being the obvious example. We have a unique relationship with the Applied Biosystems, our sister company, which acts as our technology development arm. We are uniquely able to build the same biological experimentation platforms at scale to leverage both diagnostics and therapeutics. We have a financial position that allows us to be bold and aggressive, and build this opportunity at the scale we believe it needs. At the end of the last quarter, we had over a billion dollars in cash, and a culture that sets ambitious goals and drives very hard towards them which is already demonstrated in the success that we have had in the sequencing of the human genome. You should expect from us that we will complete the scale up of our proteomic factory during this calendar year. You should expect that we will continue to expand our capabilities on top of what we've done to date. We have collaborations in biosourcing, getting samples for the proteomics facility, we'll strengthen functional validation. We will still look for new technology opportunities to change the way we understand biology, and we'll push forward in therapeutics development, as Axys is an example. And for Celera, all of this means doing it at speed because as we said, "At Celera, discovery can't wait." Thank you very much indeed.